# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunstone Hotel Investors, Inc., CIK 0001295810
CUSIP: 867892101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 15 ENTERPRISE, 15 ENTERPRISE, ALISO VIEJO, California (CA), 92656
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000070858-26-000306
Filed by CIK 0000070858

## Reporting persons
- BANK OF AMERICA CORP /DE/: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,239,519; sole dispositive power 0; shared dispositive power 6,241,268; aggregate amount beneficially owned 6,241,268 (3.4% of the class)
  Comment: The beneficial ownership calculation relies on the 186,291,270 outstanding shares disclosed in the Form 10-Q by the issuer on May 5, 2026, which reports share totals as of April 28, 2026. This Amendment is being filed solely to correct the Comment for Type of Reporting Person in the original Schedule 13G filed on August 3, 2026. No other changes to the information previously reported are being made.

## Item 1. Issuer
Name of issuer: Sunstone Hotel Investors, Inc.
Address of issuer's principal executive offices: 15 ENTERPRISE, 15 ENTERPRISE, ALISO VIEJO, CALIFORNIA, 92656.

## Item 2. Person Filing
Name of person filing: BANK OF AMERICA CORP /DE/
Address of principal business office or, if none, residence:
100 N TRYON ST
CHARLOTTE, NC 28255
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 6,241,268.00
Percent of class: 3.4%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 6,239,519.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 6,241,268.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement on Schedule 13G is being filed by Bank of America Corporation on behalf of itself and its wholly owned subsidiaries BofA Securities, Inc., a broker dealer registered under section 15 of the Act (15 U.S.C. 78o); Bank of America N.A., a bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c); Merrill Lynch International, a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J); and Merrill Lynch Pierce Fenner & Smith, Inc., a broker dealer registered under section 15 of the Act (15 U.S.C. 78o).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Monica Yako, Authorized Signatory (08/06/2026)